# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Presurance Holdings, Inc., CIK 0001502292
CUSIP: 20731J102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 3001 West Big Beaver Road, Suite 319, Troy, Michigan (MI), 48084
Date of event which requires filing of this statement: 10/08/2025
Amends the filing with accession number 0000905729-17-000276
Filed by CIK 0001718951
Persons authorized to receive notices and communications: Clarkston Ventures, LLC, 303 E Third Street, Suite 110, Rochester, Michigan (MI), 48307, 248-205-2254

## Reporting persons
- Clarkston Ventures, LLC (CIK 0001718951): type of reporting person: partnership (PN); citizenship or place of organization: Michigan (MI); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,013,224; sole dispositive power 0; shared dispositive power 8,013,224; aggregate amount beneficially owned 8,013,224 (26.5% of the class)
- Jeffrey A. Hakala (CIK 0001735480): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,078,584; sole dispositive power 0; shared dispositive power 21,078,584; aggregate amount beneficially owned 21,078,584 (69.7% of the class)
  Comment: * Includes 4,000,000 shares of Common Stock issuable upon exercise of warrants held by Clarkston Companies, Inc.
- Gerald W. Hakala (CIK 0001943122): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,078,584; sole dispositive power 0; shared dispositive power 21,078,584; aggregate amount beneficially owned 21,078,584 (69.7% of the class)
  Comment: * Includes 4,000,000 shares of common stock issuable upon exercise of warrants held by Clarkston Companies, Inc.
- Clarkston Companies, Inc.: type of reporting person: partnership (PN); citizenship or place of organization: Michigan (MI); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 13,065,360; sole dispositive power 0; shared dispositive power 13,065,360; aggregate amount beneficially owned 13,065,360 (43.2% of the class)
  Comment: * Includes 4,000,000 shares of common stock issuable upon exercise of warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Presurance Holdings, Inc.
Address of issuer's principal executive offices: 3001 West Big Beaver Road, Suite 319, Troy, Michigan (MI), 48084

## Item 2. Identity and Background
Name of person filing: This Amendment No. 6 to Schedule 13D is being filed with respect to shares of the Issuer's Common Stock held by Clarkston Ventures, LLC and Clarkston Companies, Inc., and a warrant to purchase shares of the Issuer's Common Stock held by Clarkston Companies, Inc. Jeffrey A. Hakala and Gerald W. Hakala (the "Individual Members") are the members of Clarkston Ventures, LLC and are stockholders, officers and directors of Clarkston Companies, Inc. and are each deemed to have beneficial ownership over the Issuer's Common Stock owned by Clarkston Ventures, LLC and Clarkston Companies, Inc., and the warrant to purchase shares of the Issuer's Common Stock owned by Clarkston Companies, Inc. Together with Clarkston Ventures, LLC and Clarkston Companies, Inc., the Individual Members comprise a group within the meaning of Section 13(d)(3) of the Act.
Citizenship: Clarkston Companies, Inc. is a Michigan corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Clarkston Companies, Inc. purchased a warrant entitling it to purchase up to 4,000,000 shares of Common Stock on October 8, 2025 in a private purchase from Clarkston 91 West, LLC, an entity formerly affiliated with Clarkston Ventures LLC that was a member of the reporting group for Amendment No. 5 to this Schedule 13D. The purchase of the warrants was made using working capital of Clarkston Companies, Inc.

Additionally, pursuant to a subscription rights offering in which each holder of the Issuer's Common Stock received one subscription right for each share of Common Stock owned entitling them to purchase 1.145 shares of Common Stock at a price of $1.00 per share (the "Rights Offering"), Clarkston Ventures, LLC acquired 4,277,455 shares of Common Stock. Clarkston Companies, Inc. acquired 9,065,360 shares of Common Stock pursuant to a backstop agreement entered into with the Issuer on February 3, 2026 (the "Backstop Agreement"), pursuant to which it agreed to exercise in full all of the subscription rights that other securityholders did not subscribe for in the Rights Offering. Clarkston Companies, Inc. funded a portion of the purchase price of the shares of Common Stock under the Backstop Agreement by offset of amounts payable by the Company to Clarkston Companies, Inc. for the repurchase or redemption of shares of the Company's Series B Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Clarkston Ventures, LLC purchased its 4,277,455 shares of Common Stock of the Issuer pursuant to the Rights Offering for investment purposes. Clarkston Ventures, LLC is a private special purpose vehicle and is not an operating company or public company.

Clarkston Companies, Inc. purchased 9,065,360 shares of Common Stock of the Issuer pursuant to the Backstop Agreement and 1,600 shares of Series C Preferred Stock for investment purposes. See item 6 below for additional information regarding the purchases of these securities and their terms and, in particular, voting rights included therein. Clarkston Companies, Inc. is a private special purpose vehicle and is not an operating company or public company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the time of this filing, Clarkston Ventures, LLC owns 8,013,224 shares of the Issuer's Common Stock, or 26.5%, and Clarkston Companies, Inc. owns 9,065,360 shares of the Issuer's Common Stock and a warrant that entitles them to purchase 4,000,000 shares of the Issuer's Common Stock, or 43.2%. For the Individual Members, who together with Clarkston Ventures, LLC and Clarkston Companies, Inc. comprise a group within the meaning of Section 13(d)(3) of the Act, see Items 7-13 of the individual cover pages above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the individual cover pages above.
Transactions in the class effected during the past sixty days:
Clarkston Companies, Inc. purchased a warrant entitling it to purchase up to 4,000,000 shares of Common Stock on October 8, 2025 in a private purchase from Clarkston 91 West, LLC, an entity formerly affiliated with Clarkston Ventures LLC that was a member of the group reporting on Amendment No. 5 to this Schedule 13D. The purchase of the warrants was made using working capital of Clarkston Companies, Inc.

Additionally, pursuant to a subscription rights offering in which each holder of Common Stock received one subscription right for each share of Common Stock owned entitling them to purchase 1.145 shares of Common Stock at a price of $1.00 per share (the "Rights Offering"), Clarkston Ventures, LLC acquired 4,277,455 shares of Common Stock in the Rights Offering. Clarkston Companies, Inc. acquired 9,065,360 shares of Common Stock pursuant to a backstop agreement entered into with the Issuer on February 3, 2026, pursuant to which it agreed to exercise in full all of the subscription rights that other securityholders did not subscribe for in the Rights Offering. Clarkston Companies, Inc. funded a portion of the purchase price of the shares of Common Stock under the Backstop Agreement by offset of amounts payable by the Company to Clarkston Companies, Inc. for the repurchase or redemption of shares of the Company's Series B Preferred Stock.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 8, 2025, Clarkston Companies, Inc. ("Clarkston Companies"), an entity affiliated with each of the Individual Members, purchased 1,500 shares of Series B Preferred Stock, no par value (the "Series B Preferred Stock") and common stock purchase warrants (the "Warrants") exercisable for 4,000,000 shares of Common Stock (together with the Warrants and Series B Preferred Stock, the "Securities"), from Clarkston 91 West LLC, an entity formerly affiliated with each of the Individual Members, in a private transaction. The Warrants, which entitle Clarkston Companies to purchase up to 4,000,000 shares of Common Stock at an exercise price of $1.50 per share, will expire on January 31, 2027. A description of the Series B Preferred Stock was included in Amendment No. 5 to this Schedule 13D, and the Certificate of Designation of Series B is attached hereto as Exhibit 99.2. The form of Warrant is attached hereto as Exhibit 99.3.

On February 26, 2026, the Company amended its common stock purchase warrant issued on February 27, 2025 (the "Warrant Agreement") to correct certain errors and limit the rights granted to the holders of the Warrant (the "Warrant Amendment"). The form of Warrant Amendment is attached hereto as Exhibit 99.4. All other terms of the Warrant Agreement remain unchanged.

On December 23, 2025, the Issuer sold 1,600 shares of its newly designated Series C Preferred Stock, no par value (the "Series C Preferred Stock"), to Clarkston Companies for an aggregate purchase price of $8,000,000 pursuant to a Securities Purchase Agreement (the "Purchase Agreement"). The Series C Preferred Stock were issued pursuant to a Certificate of Designation of Series C Preferred Stock to the Issuer's Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Michigan on December 23, 2025 (the "Certificate of Designation of Series C").

The Series C Preferred Stock will rank senior to all of the Common Stock of the Issuer. In the event of any Liquidation Event (as defined in the Certificate of Designation), after the satisfaction in full of the debts of the Issuer and the payment of any liquidation preference owed to the holders of shares of capital stock of the Issuer ranking senior to the Series C Preferred Stock, pari passu with the holders of any Parity Securities (as defined in the Certificate of Designation of Series C) by reason of their ownership thereof, but before any distribution or payment out of the assets of the Issuer shall be made to the holders of Junior Securities (as defined in the Certificate of Designation) by reason of their ownership thereof, an amount in cash per share equal to the Series C Issue Price (as defined below).

The holders of the Series C Preferred Stock shall be entitled to receive quarterly dividends, payable in cash, on each Dividend Payment Date, out of fund legally available therefor, from the Initial Issue Date and until the Maturity Date, at the annualized rate per share equal to fifteen percent (15.0%) per annum on each Share of the Series C Preferred Stock.

Holders of record of the Series C Preferred Stock, as such, will have no voting rights, except as required herein and by the Michigan Business Corporation Act ("MBCA"). On any matter on which Holders are required to vote pursuant to the MBCA, such Holders will be entitled to one vote per share of Series C Preferred Stock. However, as long as any shares of the Series C Preferred Stock are outstanding, the Issuer shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series C Preferred Stock, (i) alter, amend or modify the preferences, privileges or rights of the Series C Preferred Stock, (ii) alter or amend the Certificate of Designation of Series C, or (iii) file any certificate of amendment or certificate of designation of preferences, limitations and relative rights of any series of the Series C Preferred Stock, if such action would adversely alter or change the powers, preferences or rights of the Series C Preferred Stock in a manner materially different than the effect of such actions on the Common Stock (regardless, in the case of clause (i), (ii) or (iii), of whether any of the foregoing actions shall be by means of amendment to the Articles of Incorporation of the Corporation or by merger, consolidation or otherwise).The Purchase Agreement is attached hereto as Exhibit 99.5 and the Certificate of Designation of Series C is attached hereto as Exhibit 99.6.

On February 3, 2026, the Issuer announced that it was distributing to each holder of its Common Stock as of February 6, 2026, one subscription right for each share of Common Stock owned (the "Rights Offering"). Each subscription right entitled the holder to purchase 1.145 shares of Common Stock at a subscription price of $1.00 per share, and any holder may exercise their subscription rights to the extent that the total number of shares sold does not exceed 14,000,000 shares. The Rights Offering expired on February 24, 2026.

Additionally, the Issuer entered into a Rights Offering Backstop Agreement (the "Backstop Agreement") with Clarkston Companies on February 3, 2026, pursuant to which Clarkston Companies agreed to exercise in full all of the subscription rights for the shares of Common Stock that they beneficially own, and upon expiration of the Rights Offering, to purchase from the Issuer, at the price per share equal to the subscription price, any and all shares of Common Stock that other securityholders did not subscribe for in the Rights Offering, subject to the terms, conditions and limitations of the Backstop Agreement. Clarkston Companies funded a portion of the purchase price of the shares of Common Stock under the Backstop Agreement by offset of amounts payable by the Company to Clarkston Companies for the repurchase or redemption of shares of Series B Preferred Stock that they hold.

Pursuant to the Rights Offering, on February 27, 2026, Clarkston Ventures, LLC acquired 4,277,455 shares of Common Stock. Clarkston Companies acquired 9,065,360 shares pursuant to the Backstop Agreement. The Backstop Agreement is attached hereto as Exhibit 99.7.

On February 27, 2026 (the "Redemption Date"), the Company entered into a Redemption Agreement (the "Redemption Agreement") with Clarkston Companies pursuant to which the Company agreed to repurchase and redeem, and immediately cancel and return to the status of authorized but unissued shares of preferred stock, all of the Series B preferred stock of the Company for a redemption price equal to: (a) the Series B Preferred Stock issue price of $5,000 per share (the "Series B Issue Price") plus (b) accrued and unpaid dividends through the Redemption Date equal to $101.30 per share (the "Unpaid Dividends").

In accordance with the Redemption Agreement, on the Redemption Date, the Company repurchased and redeemed all of the Company's Series B Preferred Stock from Clarkston in full for an aggregate redemption price of $7,500,000. Pursuant to the Redemption Agreement, a portion of the purchase price equal to the Series B Issue Price was offset against (a) an amount due to the Company from Clarkston under the, and (b) the portion of the purchase price equal to the Unpaid Dividends. The Redemption Agreement is attached hereto as Exhibit 99.8.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025)

Exhibit 99.3 Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025)

Exhibit 99.4 Warrant Amendment (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 27, 2026)

Exhibit 99.5 Securities Purchase Agreement between Presurance Holdings, Inc. and Clarkston Companies, Inc., dated December 23, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 30, 2025)

Exhibit 99.6 Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 30, 2025)

Exhibit 99.7 Rights Offering Backstop Agreement between Presurance Holdings, Inc. and Clarkston Companies, Inc., dated February 3, 2026 (incorporated by reference to Exhibit 10.9 to the Issuer's Registration Statement on Form S-1/A filed with the SEC on February 3, 2026)

Exhibit 99.8 Redemption Agreement between Presurance Holdings, Inc. and Clarkston Companies, Inc., dated February 27, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 27, 2026)

## Signatures
- Clarkston Ventures, LLC: /s/ Jeffrey A. Hakala, Jeffrey A. Hakala/Member (03/03/2026)
- Jeffrey A. Hakala: /s/ Jeffrey A. Hakala, Jeffrey A. Hakala (03/03/2026)
- Gerald W. Hakala: /s/ Gerald W. Hakala, Gerald W. Hakala (03/03/2026)
- Clarkston Companies, Inc.: /s/ Jeffrey A. Hakala, Jeffrey A. Hakala, Member (03/03/2026)